August 3, 2010

Mr. Mark Fioravanti
Chief Financial Officer
Gaylord Entertainment Company
One Gaylord Drive
Nashville, Tennessee 37214

> **Re:** **Gaylord Entertainment Company**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on February 26, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed on April 1, 2010 and May 4, 2010**
> **File No. 001-13079**

Dear Mr. Mark Fioravanti:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results — Detailed Segment Financial Information

Hospitality Segment, pages 30 - 33

1.   We note that you generally attributed the decrease in revenues at your hotel properties in fiscal year 2009 to a combination of lower occupancy and a lower average daily rate, as the hotel experienced lower levels of group business, which is offset by the collection of attrition and cancellation fees.   Please tell us and consider expanding disclosures in future filings to quantify the amount of attrition and cancellation fees collected and the percentage of group versus transient business.   Your discussion should also include the factors that have contributed to the lower occupancy and average daily rate, any shift from group to transient business specific to each property and an analysis of the composition of your significant group business in the current year compared to prior years (e.g. significant group business in previous year that was not repeated or replaced in the current year).

Liquidity and Capital Resources, pages 40 – 45

2.   We note that all your long term debt matures within the next 5 years with a significant portion maturing within 2 years and your debt is cross-defaulted amongst the various components.   We also note that earnings in FY 2008 were insufficient to cover the fixed charges on your debt.   In future filings please provide a more expansive discussion of your plans for meeting the maturities in the future and to the extent that earnings are insufficient to cover fixed charges, please discuss the sources of funding to cover any shortfalls.

Index to Exhibits, page 119

3.   Refer to the Second Amendment and Restated Credit Agreement filed as exhibit 10.1 to your Form 10-K. We note that the agreement, as filed, omits schedules and exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement with your next quarterly report or tell us why you believe this agreement is no longer material to investors.

DEFINITIVE PROXY STATEMENT

Board Leadership Structure, page 10

4.   We note your disclosure about the board's role in risk oversight beginning on
        page 15. Please further describe for us the effect of risk oversight on the board's
        leadership structure and confirm that you will provide similar disclosure in future
        filings. Refer to Item 407(h) of Regulation S-K for guidance.

Compensation Discussion and Analysis, page 23

Target Total Compensation, page 25

5.   We note your disclosure that the committee attempts to provide a total
        compensation package that was "generally" between the 50th and 75th percentile.
        Please clarify if any of your officers received compensation outside of the
        disclosed percentile range. To the extent any individual's total compensation falls
        outside your percentile range, please discuss the reason for such deviation. Please
        confirm that you will provide similar disclosure in future filings, as applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3498 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551 – 3391 or Duc Dang at (202) 551 – 3386 with any other questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant